SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A. (the “Company”), held on December 1st, 2016, drawn up in summary form

1.            Date, time and venue: On December 1st, 2016, starting at 3:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.            Call and Attendance: Call notice duly made pursuant to the Company’s bylaws, meeting with attendance of Messrs. Victorio Carlos De Marchi e Carlos Alves de Brito, co-Chairmans, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Álvaro Antônio Cardoso de Souza, Paulo Alberto Lemann, Antonio Carlos Augusto Ribeiro Bonchristiano e Marcos de Barros Lisboa, representing the totality of the Board of Directors members.

3.             Board: Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.            Resolutions: It was unanimously and unrestrictedly resolved by the Directors:

4.1.        Preparation of an Extraordinary Balance Sheet. To determine, pursuant to Paragraph 1 of Section 40 of the Company’s By-laws, the preparation of an extraordinary balance sheet as of November 30, 2016.

4.2.         Distribution of interest on own capital. To approve the distribution of interest on own capital (“IOC”) of R$ 0.22 per share of the Company, which shall be deducted from the results of the 2016 fiscal year based on the Company’s extraordinary balance sheet dated November 30, 2016, and shall be attributed to the minimum mandatory dividends for 2016. The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$0.1870 per share of the Company.

4.2.1. The aforementioned payment shall be made as from December 29, 2016 (ad referendum of the Annual Shareholders’ Meeting), considering the shareholding on and including December 21, 2016, with respect to BM&FBovespa, and December 27, 2016, with respect to the New York Stock Exchange, without any monetary adjustment. Shares and ADRs shall be traded ex-IOC as from and including December 22, 2016.

5.             Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, December 1st, 2016.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

Minutes of the Meeting of the Board of Directors of Ambev S.A. held on December 1st, 2016

/s/ Marcel Herrmann Telles	/s/ Roberto Moses Thompson Motta

/s/ Vicente Falconi Campos	/s/ José Heitor Attilio Gracioso

/s/ Luis Felipe Pedreira Dutra Leite	/s/ Álvaro Antônio Cardoso de Souza

/s/ Paulo Alberto Lemann	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano

/s/ Marcos de Barros Lisboa	/s/ Pedro de Abreu Mariani Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer